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During the year ended October 31, 1996, the Fund adjusted the classification of net investment income and capital gain (loss) to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended October 31, 1996, amounts have been reclassified to reflect an increase in undistributed net investment income of $145,857. Accumulated net realized loss on investments was increased by the same amount. In addition, to properly reflect foreign currency gain in the components of capital, $85,357 of foreign exchange gain determined according to U.S. Federal income tax rules has been reclassified from accumulated net realized loss to indistributed net investment income.